Consent of Independent Registered Public Accounting Firm

The Board of Directors
Incentra Solutions, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-114634 and 333-114605) on Forms S-8 of Incentra Solutions, Inc. (formerly known as Front Porch Digital, Inc.) of our report dated October 29, 2004, with respect to the consolidated balance sheet of ManagedStorage International, Inc. as of December 31, 2003, and the related consolidated statements of operations, mandatorily redeemable preferred stock, shareholders' deficit, and cash flows for the year then ended, which report appears in this Form 8-K of Incentra Solutions, Inc.

/s/ KPMG LLP

Denver, Colorado
January 4, 2005